SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intersections Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

460981301

(CUSIP Number)

Christopher McCain

Chief Legal Officer

General Catalyst Partners

20 University Road, 4 Floor, Cambridge, MA 02138

Telephone: (617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301	13D/A	Page 2 of 16 Pages

(1)	Names of reporting persons General Catalyst Group IX, L.P.
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) PN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by WC SACD One Merger Sub, Inc. (“Merger Sub”), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D previously filed by the Reporting Person on November 13, 2018 (the “Schedule 13D”)) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by WC SACD One Parent, Inc. (“Parent”) pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 3 of 16 Pages

(1)	Names of reporting persons GC Entrepreneurs Fund IX, L.P.
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) PN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by Merger Sub, (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by Parent pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 4 of 16 Pages

(1)	Names of reporting persons General Catalyst Partners IX, L.P.
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) HC

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by Merger Sub, (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by Parent pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 5 of 16 Pages

(1)	Names of reporting persons General Catalyst GP IX, LLC
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) HC

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by Merger Sub, (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by Parent pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 6 of 16 Pages

(1)	Names of reporting persons General Catalyst Group Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) HC

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by Merger Sub, (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by Parent pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 7 of 16 Pages

(1)	Names of reporting persons Kenneth I. Chenault
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) IN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by Merger Sub, (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by Parent pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 8 of 16 Pages

(1)	Names of reporting persons Joel E. Cutler
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) IN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by Merger Sub, (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by Parent pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 9 of 16 Pages

(1)	Names of reporting persons David P. Fialkow
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) IN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by Merger Sub, (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by Parent pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 10 of 16 Pages

(1)	Names of reporting persons Hemant Taneja
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,598,416 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,598,416 (1)

(11)	Aggregate amount beneficially owned by each reporting person 40,598,416 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 96.23% (2)
(14)	Type of reporting person (see instructions) IN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock (as defined below) held directly by Merger Sub, (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (as defined in the Schedule 13D) (assuming the Merger (as defined in the Schedule 13D) is consummated on January 11, 2019) acquired by Parent pursuant to the Note Purchase Agreement (as defined in the Schedule 13D) and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements (as defined in the Schedule 13D). The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently issued and outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (as defined in the Schedule 13D) (assuming the Merger is consummated on January 11, 2019) and 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on the representation by Intersections Inc. in the Merger Agreement (as defined below) and further confirmation provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc. over which Parent has been granted irrevocable proxies pursuant to the Tender and Support Agreements and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable, or will vest, within 60 days of January 7, 2019, in each case, that are held by those stockholders of Intersections Inc. who have granted to Parent irrevocable proxies over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

CUSIP No. 460981301	13D/A	Page 11 of 16 Pages

Introduction

This Amendment No. 1 on Schedule 13D/A (this “Amendment No. 1”) is being filed by General Catalyst Group IX, L.P., a Delaware limited partnership (“GC IX”), GC Entrepreneurs Fund IX, L.P., a Delaware limited partnership (together with GC IX, the “GC Funds”), General Catalyst Partners IX, L.P., a Delaware limited partnership (“GC GP LP”), General Catalyst GP IX, LLC, a Delaware limited liability company (“GC GP LLC”), General Catalyst Group Management, LLC, a Delaware limited liability company (“GC Management LLC”), Kenneth I. Chenault, Joel E. Cutler, David P. Fialkow and Hemant Taneja, who are collectively referred to herein as the “Reporting Persons”. This Amendment No. 1 amends and supplements the Schedule 13D with respect to the common stock of Intersections Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Stock”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment No. 1, the information contained in the Schedule 13D has not been updated or amended.

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

“On January 7, 2019, Merger Sub purchased the 13,435,388 shares of Common Stock validly tendered in, and not validly withdrawn from the Offer (as defined in Item 4 below), by the Expiration Date (as defined in Item 4 below), for aggregate cash consideration of approximately $49,442,228.

The source of funds for the Offer was provided in part by a Bridge Note (as defined below) from WndrCo to Parent, and from equity contributions made by WndrCo, iSubscribed and the GC Funds to WC SACD on January 4, 2019, which equity contributions in turn were contributed by WC SACD to Parent, on January 4, 2019. Parent subsequently provided such funds to Merger Sub to enable Merger Sub to purchase the shares of Common Stock tendered in the Offer.

On January 4, 2019, Parent issued a secured promissory note (the “Bridge Note”) to WndrCo in an aggregate principal amount of $21,000,000. The Bridge Note will mature on March 5, 2019, and may be voluntarily prepaid without premium or penalty at any time. Outstanding amounts under the Bridge Note will accrue interest at a rate equal to (i) the interest rate per annum that would be charged to WndrCo (or its parent company affiliate) for a borrowing that WndrCo (or its parent company affiliate) could make under WndrCo’s (or its parent company affiliate’s) primary secured credit facility (as in effect from time to time) plus (ii) 1.00%, and accrued interest shall be payable monthly. The Bridge Note is secured by a lien on all assets of the Parent. No plans or arrangements to finance or repay the Bridge Note have been made.

The foregoing summary of the Bridge Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Note, a copy of which is incorporated herein by reference to Exhibit 16 hereto.”

CUSIP No. 460981301	13D/A	Page 12 of 16 Pages

Item 4

Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

“Expiration of the Offer and Acceptance of Shares of Common Stock

On November 29, 2018, Merger Sub commenced a tender offer to purchase all of the shares of Common Stock of the Company then issued and outstanding at a price of $3.68 per Share in cash, without interest and less any required withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated October 31, 2018, as amended by Amendment No. 1 thereto, dated as of November 28, 2018, between Parent, Merger Sub and the Company (the “Merger Agreement”). Merger Sub’s obligation to accept for payment the shares of Common Stock tendered in the Offer was conditioned upon, among other things, prior to the Expiration Date (as defined below): (i) there being validly tendered and “received” (as defined by Section 251(h)(6) of the Delaware General Corporation Law (“DGCL”)) and not withdrawn a number of shares of Common Stock that, considered together with the shares of Common Stock (including the Rollover Shares), if any, owned by WC SACD, Parent and their subsidiaries as of the Expiration Date, would represent at least one share of Common Stock more than 50% of the number of shares of Common Stock (including the Rollover Shares) issued and outstanding on a fully-diluted basis as of the Expiration Date (disregarding shares of Common Stock issuable upon conversion of the Notes issued pursuant to the Note Purchase Agreement); and (ii) there being validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) and not withdrawn a number of shares of Common Stock that would represent at least one share of Common Stock more than 50% of the issued and outstanding number of shares of Common Stock not owned as of the Expiration Date by the Rollover Holders, and the executive officers and directors of the Company who are not Rollover Holders (sub-clauses (i) and (ii) collectively, the “Minimum Condition”), with any shares of Common Stock issuable upon conversion of the Notes being disregarded for purposes of calculating the Minimum Condition.

The Offer and withdrawal rights expired at 5:00 P.M. New York City time on Friday, January 4, 2019 (the “Expiration Date”). The depositary for the Offer has indicated that a total of 13,435,388 shares of Common Stock were validly tendered and not validly withdrawn from the Offer (not including 46,844 shares of Common Stock tendered pursuant to the notice of guaranteed delivery procedures) (the “Tendered Shares”), of which approximately 10,627,218 shares of Common Stock were tendered by stockholders who are not the Rollover Holders, or directors or executive officers of the Company (the “Minority Tendered Shares”). For clarity, the Tendered Shares do not include the 9,403,366 shares of Common Stock that the Rollover Holders are obligated to roll over in the Offer pursuant to the Contribution and Assignment Agreements.

Pursuant to the Tender and Support Agreements, the Rollover Holders collectively tendered 2,569,671 shares of Common Stock. Immediately prior to the Effective Time of the Merger, the Rollover Holders will contribute and assign the Rollover Shares to WC SACD, which will immediately thereafter, and prior to the effective time of the Merger, contribute and assign the Rollover Shares to Parent. Pursuant to the Merger Agreement, the Rollover Shares owned by Parent at the effective time of the Merger will be cancelled for no consideration.”

CUSIP No. 460981301	13D/A	Page 13 of 16 Pages

Item 5 Interest in Securities of the Issuer

(a) – (b) are hereby restated in their entirety as follows:

“Items 7 through 11 and 13 of the cover page of this Amendment No. 1 and the footnotes thereto are incorporated herein by reference. As a result of the transactions described in Item 4, as of the date of this Amendment No. 1, certain Reporting Persons may be deemed to be a group for purposes of Section 13(d) of the Act and, as a member of a group, the Reporting Persons may be deemed to have beneficial ownership of securities beneficially owned by WndrCo, iSubscribed, WC SACD, Parent, Merger Sub and the Rollover Holders included in Items 7 through 11 of the applicable cover page of this Amendment No. 1 and the footnotes thereto.

Each of the Reporting Persons disclaims beneficial ownership of the shares covered by this Amendment No. 1, and this Amendment No. 1 shall not be construed as an admission that any of the Reporting Persons is the beneficial owner for any purpose of the shares covered by this Amendment No. 1, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such shares. All shares reported as beneficially owned in this Amendment No. 1 are reported to the knowledge of the Reporting Persons based on the representations of the Company and the Rollover Holders.”

(d) is hereby restated in its entirety as follows:

“The Rollover Holders retain their rights to receive dividends from, or the proceeds from the sale of, shares of Common Stock currently held by the Rollover Holders and not tendered in the Offer.”

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following:

“Merger Agreement Amendment

On November 28, 2018, Parent entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) with Merger Sub and the Company. The Amendment clarifies that any Shares (as defined therein) issuable upon conversion of the Notes, with aggregate principal amount of $34,000,000, that were issued pursuant to the Note Purchase Agreement will be disregarded for purposes of calculating the Minimum Condition (as defined therein). Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains in full force and effect as originally executed on October 31, 2018.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is incorporated herein by reference to Exhibit 17 hereto.

Bridge Note

On January 4, 2019, Parent issued the Bridge Note to WndrCo in an aggregate principal amount of $21,000,000. The Bridge Note will mature on March 5, 2019, and may be voluntarily prepaid without premium or penalty at any time. Outstanding amounts under the Bridge Note will accrue interest at a rate equal to (i) the interest rate per annum that would be charged to WndrCo (or its parent company affiliate) for a borrowing that WndrCo (or its parent company affiliate) could make under WndrCo’s (or its parent company affiliate’s) primary secured credit facility (as in effect from time to time) plus (ii) 1.00%, and accrued interest shall be payable monthly. The Bridge Note is secured by a lien on all assets of the Parent. No plans or arrangements to finance or repay the Bridge Note have been made.

The foregoing description of the Bridge Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Note, a copy of which is incorporated herein by reference to Exhibit 16 hereto.”

CUSIP No. 460981301	13D/A	Page 14 of 16 Pages

Item 7 Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following exhibits to the Exhibit list:

Exhibit	Description

16	Secured Promissory Note, dated as of January 4, 2019, issued by WC SACD One Parent, Inc. to WndrCo Holdings, LLC. (incorporated herein by reference to Exhibit (b) to Amendment No. 3 to the Schedule 13E-3 filed by General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. and other affiliated persons with the Securities and Exchange Commission on January 7, 2019).

17	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 28, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., and WC SACD One Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

CUSIP No. 460981301	13D/A	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2019		GENERAL CATALYST GROUP IX, L.P.

By: GENERAL CATALYST PARTNERS IX, L.P. its General Partner

BY: GENERAL CATALYST GP IX, LLC its General Partner

	By:	/s/ Christopher McCain
Name: Christopher McCain
Title: Chief Legal Officer

Dated: January 9, 2019		GC ENTREPRENEURS FUND IX, L.P.

By: GENERAL CATALYST PARTNERS IX, L.P. its General Partner

BY: GENERAL CATALYST GP IX, LLC its General Partner

	By:	/s/ Christopher McCain
Name: Christopher McCain
Title: Chief Legal Officer

Dated: January 9, 2019		GENERAL CATALYST PARTNERS IX, L.P.

By: GENERAL CATALYST GP IX, LLC its General Partner

	By:	/s/ Christopher McCain
Name: Christopher McCain
Title: Chief Legal Officer

Dated: January 9, 2019		GENERAL CATALYST GP IX, LLC

By: GENERAL CATALYST GROUP MANAGEMENT, LLC its Manager

	By:	/s/ Christopher McCain
Name: Christopher McCain
Title: Chief Legal Officer

CUSIP No. 460981301	13D/A	Page 16 of 16 Pages

Dated: January 9, 2019		GENERAL CATALYST GROUP MANAGEMENT, LLC

	By:	*
Name: Joel E. Cutler
Title: Managing Director

	By:	*
Name: David P. Fialkow
Title: Managing Director

	By:	*
Name: Hemant Taneja
Title: Managing Director

Dated: January 9, 2019		*
Name: Kenneth I. Chenault

Dated: January 9, 2019		*
Name: Joel E. Cutler

Dated: January 9, 2019		*
Name: David P. Fialkow

Dated: January 9, 2019		*
Name: Hemant Taneja

	*By:	/s/ Christopher McCain
Name: Christopher McCain
As attorney-in-fact